EXHIBIT 11

AIRGAS, INC.

EARNINGS PER SHARE CALCULATIONS

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(In thousands, except per share amounts)	2004	2003	2004	2003
Weighted Average Shares Outstanding:
Basic shares outstanding	74,700	72,600	74,400	72,200
Stock options and warrants – incremental shares	1,900	1,800	2,000	1,900

Diluted shares outstanding	76,600	74,400	76,400	74,100

Net earnings	$22,777	$19,113	$44,893	$37,641

Basic earnings per share	$0.30	$0.26	$0.60	$0.52

Diluted earnings per share	$0.30	$0.26	$0.59	$0.51